                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                         REGENERON PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   00075886F1
                                 (CUSIP Number)

                                             with a copy to:
     George A. Vandeman, Esq.                Michael W. Sturrock, Esq.
     Senior Vice President,                  Latham & Watkins
     General Counsel and Secretary           633 West Fifth Street
     Amgen Inc.                              Suite 4000
     Amgen Center                            Los Angeles, California  90071
     1840 DeHavilland Drive                  (213) 485-1234
     Thousand Oaks, CA  91320-1789
     (805) 447-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   July 21, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ----------------------------                          --------------------------
    CUSIP No. 00075886F1                                  Page 2 of 11 Pages
- ----------------------------                          --------------------------

- --------------------------------------------------------------------------------
   1    NAME OF PERSON
          AMGEN INC.
- --------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*             (a)   / /

                                                                    (b)   / /
- --------------------------------------------------------------------------------
   3    SEC USE ONLY

- --------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
          WC
- --------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          / /
        PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
- --------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                              1,083,766
                    ------------------------------------------------------------
 NUMBER OF             8    SHARED VOTING POWER
 SHARES                       N/A
 BENEFICIALLY       ------------------------------------------------------------
 OWNED BY EACH         9    SOLE DISPOSITIVE POWER
 REPORTING                    1,083,766
 PERSON WITH        ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                              N/A
                    ------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
          1,083,766
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            / /
        CERTAIN SHARES*
          N/A
- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.4%
- --------------------------------------------------------------------------------
  14    TYPE OF PERSON REPORTING*
          CO
- --------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the shares of Common Stock, $.001 par value per share (the "Common Stock"), of Regeneron Pharmaceuticals, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 777 Old Saw Mill River Road, Tarrytown, New York 10591-6706.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(c). This statement is being filed by Amgen Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person is a global biotechnology company that develops, manufactures and markets human therapeutics based upon advanced cellular and molecular biology. Its principal offices are located at Amgen Center, 1840 DeHavilland Drive, Thousand Oaks, California 91320-1789.

          For information with respect to the identity and background of each executive officer and director of the Reporting Person, see Schedule I attached hereto.

          (d)-(e). During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, none of the other persons identified in Schedule I: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the $2,796,925 used for the Reporting Person's purchases (as described in Item 5(c), below) of 295,000 shares of Common Stock was the working capital of the Reporting Person. In 1990, the Reporting Person used $15,000,000 of working capital to purchase 767,656 shares of Class D Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Class D Preferred Stock"), which were automatically converted in 1991 into 788,766 shares of Class A Stock, $.001 par value per share, of the Issuer (the "Class A Stock" and together with the Common Stock, the "Shares"), as further described in Item 6 below.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired the 295,000 shares of Common Stock and 767,656 shares of Class D Preferred Stock (which were later automatically converted into 788,766 shares of Class A Stock) for investment purposes.

          As a result of an August 1990 agreement between the Reporting Person and the Issuer, further described in Item 6 below, the Reporting Person is subject to a number of so-called "standstill" restrictions (the "Standstill Restrictions"). One Standstill Restriction generally prohibits the Reporting Person from acquiring more than 20% of the outstanding shares of capital stock of the Issuer. Other Standstill Restrictions generally prohibit the Reporting Person from making acquisition proposals to the Issuer and engaging in the solicitation of proxies. SEE Item 6, below, for additional information with respect to the Standstill Restrictions. ALSO SEE Item 6, below, for a discussion of certain (i) registration rights with respect to certain of the Shares beneficially owned by the Reporting Person, (ii) information requirements and covenants of the Issuer relating to the conduct of its


                               Page 3 of 11 Pages
business and (iii) transfer restrictions relating to certain of the Shares beneficially owned by the Reporting Person.

          Subject to the Standstill Restrictions and depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional Shares or dispose of some or all of its Shares from time to time in open market transactions, private transactions or otherwise.

          Except as set forth herein, the Reporting Person has no present plans or proposals with respect to any material change in the Issuer's business or corporate structure or which relate to or would result in:

               (1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (5) any material change in the present capitalization or dividend policy of the Issuer;

               (6) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (9)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) At the close of business on July 25, 1995, the Reporting Person beneficially owned 1,083,766 shares of Common Stock (which includes 788,766 shares of Common Stock issuable if and when the shares of Class A Stock are converted into shares of Common Stock). Such shares of Common Stock constitute approximately 7.4% of the total number of shares of Common Stock outstanding as of July 25, 1995, assuming the conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock, and based upon


                               Page 4 of 11 Pages

13,911,630 shares of Common Stock outstanding as of May 12, 1995, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 15, 1995.

          (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Shares beneficially owned by the Reporting Person.

          (c) The following chart sets forth the transactions in the Common Stock effected by the Reporting Person during the past 60 days.


                                                                       Average Price Paid Per Share
                                                                     --------------------------------
                                      Number of Shares of             Excluding            Including       Type of
   Purchaser           Date          Common Stock Acquired           Commissions          Commissions      Purchase        Broker
- ---------------      --------        ---------------------           -----------          -----------      --------      ----------
The Reporting         7/7/95                         7,500               $9.0000              $9.0500        Open        CS First
Person                                                                                                      market       Boston
                                                                                                                         Corporation

The Reporting         7/10/95                       30,000               $8.8750              $8.9250        Open        CS First
Person                                                                                                      market       Boston
                                                                                                                         Corporation

The Reporting         7/11/95                       20,000               $9.0156              $9.0656        Open        CS First
Person                                                                                                      market       Boston
                                                                                                                         Corporation

The Reporting         7/12/95                       17,500               $9.3214              $9.3714        Open        CS First
Person                                                                                                      market       Boston
                                                                                                                         Corporation

The Reporting         7/14/95                        5,000               $9.3750              $9.4250        Open        CS First
Person                                                                                                      market       Boston
                                                                                                                         Corporation

The Reporting         7/18/95                       17,500               $9.6964              $9.7464        Open        CS First
Person                                                                                                      market       Boston
                                                                                                                         Corporation

The Reporting         7/19/95                      167,500               $9.6250              $9.6750        Open        CS First
Person                                                                                                      market       Boston
                                                                                                                         Corporation

The Reporting         7/20/95                       10,000               $9.2500              $9.3000        Open        CS First
Person                                                                                                      market       Boston
                                                                                                                         Corporation

The Reporting         7/21/95                       10,000               $9.2500              $9.3000        Open        CS First
Person                                                                                                      market       Boston
                                                                                                                         Corporation

The Reporting         7/24/95                       10,000               $9.1250              $9.1750        Open        CS First
Person                                                                                                      market       Boston
                                                                                                                         Corporation
                                     ---------------------
                                                   295,000               $9.4311              $9.4811
                                     ---------------------
                                     ---------------------

          (d)  Not applicable.

          (e)  Not applicable.


                               Page 5 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Class D Convertible Preferred Stock Purchase Agreement dated as of August 31, 1990 by and between the Issuer and the Reporting Person (the "Purchase Agreement"), the Issuer acquired, for an aggregate purchase price of $15 million, beneficial ownership of 767,656 shares of Class D Preferred Stock in 1990. In 1991, the Issuer effected a recapitalization and an initial public offering of shares of its Common Stock and following such recapitalization and offering the Reporting Person's 767,656 shares of Class D Preferred Stock were automatically converted into 788,766 shares of Class A Stock. As described in the Issuer's Restated Certificate of Incorporation, the shares of Class A Stock are super-voting (each share having 10 votes instead of one), are subject to certain transfer restrictions and are optionally convertible, at any time and at the option of the holder thereof, and mandatorily convertible, upon the transfer of such shares to someone other than a permitted transferee, into an equal number of shares of Common Stock.

          Section 9 of the Purchase Agreement also contains the Standstill Restrictions referred to in Item 4. The Reporting Person has agreed, among other things, for a period of 20 years or the term of a collaboration agreement between the Issuer and the Reporting Person, whichever is earlier, (i) not to purchase any shares of the capital stock of the Issuer if its ownership position in the Issuer on a fully diluted basis would be greater than 20% of the then outstanding capital stock of the Issuer, (ii) not to engage in the solicitation of proxies and (iii) not to make any acquisition proposal. There are certain very limited circumstances in which the Standstill Restrictions would not apply.


          The Issuer has also granted the Reporting Person customary demand and piggyback registration rights under Section 8 of the Purchase Agreement with respect to certain of the Shares beneficially owned by the Reporting Person.

          So long as the Reporting Person beneficially owns at least 50% of the shares of Class A Stock it received under the Purchase Agreement which remain outstanding, the Issuer has also agreed, pursuant to Section 7 of the Purchase Agreement, to provide the Reporting Person with certain financial, budgetary, operating and other information which is confidential, and has agreed to be bound by certain affirmative and negative covenants relating to the conduct of the Issuer's business, including, among other things, restrictions on the Issuer's ability to declare or pay dividends, amend its charter documents and enter into new lines of business.

          Section 11(d) of the Purchase Agreement also provides the Issuer with certain rights of first refusal with respect to transfers by the Reporting Person of certain Shares to competitors of the Issuer.

          The above description of the Purchase Agreement, as well as the description set forth in Item 4, are summaries only and do not purport to be complete descriptions of the terms of the Purchase Agreement. These summaries are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Purchase Agreement, which is filed as Exhibit 7.1 hereto.


                               Page 6 of 11 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

7.1 Class D Convertible Preferred Stock Purchase Agreement dated as of August 31, 1990 by and between the Issuer and the Reporting Person.


                               Page 7 of 11 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              AMGEN INC.



                              By: \s\ George A. Vandeman
                                  ---------------------------------------------
                                  Name:    George A. Vandeman
                                  Title:   Senior Vice President, General
                                           Counsel and Secretary





Dated:  July 26, 1995


                               Page 8 of 11 Pages

                                   SCHEDULE I

                                   AMGEN INC.
                        EXECUTIVE OFFICERS AND DIRECTORS

                               EXECUTIVE OFFICERS


Name                          Present Business Address                     Present Principal Occupation             Citizenship
- ----                          ------------------------                     ----------------------------             -----------
N. Kirby Alton                Amgen Inc.                                   Senior Vice President, Development           U.S.
                              Amgen Center
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789

Robert S. Attiyeh             Amgen Inc.                                   Senior Vice President, Finance and           U.S.
                              Amgen Center                                 Corporate Development
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789

Stanley M. Benson             Amgen Inc.                                   Senior Vice President, Sales and             U.S.
                              Amgen Center                                 Marketing
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789

Gordon M. Binder              Amgen Inc.                                   Chairman of the Board and Chief              U.S.
                              Amgen Center                                 Executive Officer
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789

Dennis M. Fenton              Amgen Inc.                                   Senior Vice President, Operations            U.S.
                              Amgen Center                                 and Process Development
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789

Daryl D. Hill                 Amgen Inc.                                   Senior Vice President, Asia Pacific          U.S.
                              Amgen Center
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789

Larry A. May                  Amgen Inc.                                   Vice President, Corporate Controller         U.S.
                              Amgen Center                                 and Chief Accounting Officer
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789

Kevin W. Sharer               Amgen Inc.                                   President, Chief Operating Officer and       U.S.
                              Amgen Center                                 Director
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789

George A. Vandeman            Amgen Inc.                                   Senior Vice President, General Counsel       U.S.
                              Amgen Center                                 and Secretary
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789


                               Page 9 of 11 Pages

Daniel Vapnek                 Amgen Inc.                                   Senior Vice President, Research              U.S.
                              Amgen Center
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789

Linda R. Wudl                 Amgen Inc.                                   Vice President, Quality Assurance            U.S.
                              Amgen Center
                              1840 DeHavilland Drive
                              Thousand Oaks, CA  91320-1789


                                                       NON-EMPLOYEE DIRECTORS

Name                          Present Business Address                     Present Principal Occupation             Citizenship
- ----                          ------------------------                     ----------------------------             -----------
Raymond F. Baddour            c/o CRB, Inc.                                Lammot du Pont Professor Emeritus,           U.S.
                              Attn: Arnette C. Baddour                     Massachusetts Institute of Technology
                              2600 Douglas Road, Suite 602
                              Coral Gables, FL  33134

William K. Bowes, Jr.         U.S. Venture Partners                        General Partner, U.S. Venture Partners       U.S.
                              2180 Sand Hill Road, Suite 300
                              Menlo Park, CA  94025

Franklin P. Johnson, Jr.      Asset Management Partners                    General Partner, Asset Management            U.S.
                              2275 East Bayshore Road,                     Partners
                              Suite 150
                              Palo Alto, CA  94303

Steven Lazarus                ARCH Venture Partners                        Managing General Partner, ARCH Venture       U.S.
                              135 South La Salle Street,                   Partners, L.P.
                              Suite 3702
                              Chicago, IL  60603

Edward J. Ledder              Medicine Bow River Ranch                     Retired Chairman of the Board and            U.S.
                              P.O. Box 410                                 Chief Executive Officer, Abbott
                              Medicine Bow, WY  82329                      Laboratories

Gilbert S. Omenn              School of Public Health                      Dean, School of Public Health and            U.S.
                              SC-30                                        Community Medicine, University of
                              University of Washington                     Washington
                              Seattle, WA  98195

Judith C. Pelham              Mercy Health Services                        President and Chief Executive Officer,       U.S.
                              34605 Twelve Mile Road                       Mercy Health Services
                              Farmington Hills, MI  48331-3221

Bernard H. Semler             908 Gloucester Crossing                      Management Consultant                        U.S.
                              Lake Forest, IL  60045


                               Page 10 of 11 Pages

                                  EXHIBIT INDEX


7.1 Class D Convertible Preferred Stock Purchase Agreement dated as of August 31, 1990 by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.9 to the Issuer's Registration Statement on Form S-1 (file number 33-39043)).


                               Page 11 of 11 Pages